Transamerica Asset Management, Inc. 1801 California Street, Suite 5200 Denver, Colorado 80202 (720) 482-1574

July 22, 2016

VIA EDGAR CORRESPONDENCE

Mr. Keith Gregory

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)
(File Nos. 033-02659; 811-04556)

Dear Mr. Gregory:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement (the “Amendment”) filed under Rule 485(a) of the Securities Act of 1933, as amended, on Form N-1A (Accession Number: 0001193125-16-600480) with the Securities and Exchange Commission (the “Commission”) on May 24, 2016, to register new Class R6 shares of Transamerica Inflation Opportunities, Transamerica Mid Cap Value Opportunities, Transamerica Small Cap Growth and Transamerica Small Cap Value (each, a “Fund” and collectively, the “Funds”), each a separate series of the Registrant. The Amendment was also filed to register new Advisor Class shares of certain series of the Registrant. The Registrant will be filing a delaying amendment to delay the effectiveness of the Amendment with respect to the Advisor Class shares of such series. The Staff’s comments were conveyed to the Registrant by telephone on July 6, 2016.

The Staff noted that all comments to a Fund’s summary section, as noted below, also apply to the disclosure with respect to the section entitled “More on Each Fund’s Strategies and Investments,” as well as “More on Risks of Investing in the Fund,” as applicable.

Below are the Staff’s comments on the Amendment with respect to the Funds and the Registrant’s responses thereto.

General Prospectus Comments:

1.

Comment:  The Staff noted that the filing is not materially complete, and will need to be completed in a post-effective amendment filing prior to effectiveness. Please confirm that all omitted, blank, bracketed or otherwise missing information will be included in a post-effective amendment filing, and please update the Funds’ series and class identifiers on the Commission’s EDGAR system.

Response:  The Registrant has made updates consistent with the Staff’s comment.

2.

Fees and Expenses – Annual Fund Operating Expenses:    Please explain supplementally the reason for including a footnote to the “other expense” line item noting expenses are based on estimates for the current fiscal year when none of the Funds included in the Amendment are new funds.

Response: While the Funds are not new funds, the Registrant notes that the Class R6 shares are a new class of the Funds with no operating results. As a result, the Registrant believes that it is appropriate to estimate the “other expenses” of the class.

3.

Fees and Expenses – Annual Fund Operating Expenses: The Staff notes that the footnotes to the Annual Fund Operating Expenses table contain disclosure regarding expense limitation agreements for the Funds, and reminds the Registrant that only contractual fee waivers for periods longer than one year may appear in the Annual Fund Operating Expenses table.

Response:  The Registrant notes that the “Fee waiver and/or expense reimbursement” line item and the corresponding footnote have been removed from each of the Fund’s fee table as no amounts are expected to be waived upon the launch of the Class R6 shares.

4.

Fees and Expenses – Annual Fund Operating Expenses:  Please revise the footnote disclosure regarding the recaptured expense line item to state that recoupment must be limited to the lesser of: 1) the expense cap in effect at the time of waiver, or 2) the expense cap in effect at the time of recapture, as supported by clearly established accounting guidance. Please confirm this requirement has been met.

Response:  The Registrant notes that the “Recaptured expense” line item has been removed from each Fund’s fee table as no amounts have been recaptured with respect to the Class R6 shares.

5.

Fees and Expenses – Annual Fund Operating Expenses:  For Funds that have a line item for recaptured expenses in the Annual Fund Operating Expenses table, please supplementally explain the corresponding footnote to describe how the figure was calculated.

Response:  Please see the response to Comment 4.

6.

Fees and Expenses:  Assuming all references remain the same from each Fund’s Annual Fund Operating Expenses table, please include clarification in the narrative to each Fund’s expense example table to indicate whether the expenses reflect adjustments of expense waivers or reimbursements, as applicable.

Response:   The Registrant does not believe that Item 3 of Form N-1A requires such a clarification in the narrative preceding the expense example.

7.

Fees and Expenses:  If the Funds do not have a share class offered in the prospectus that features a contingent deferred sales charge, please remove the second expense example table pursuant to the instructions to Item 3 of Form N-1A.

Response:  The Registrant has made revisions consistent with the Staff’s comment.

8.

Principal Investment Strategies/Principal Risks:  The Staff notes that the certain Fund’s Principal Investment Strategies state that the Fund may enter into derivative transactions. Please consider adding corresponding disclosure explaining why a Fund invests in those derivative transactions.

Response:   The Registrant believes the current disclosure concerning the use of derivatives in Transamerica Inflation Opportunities is appropriate. In response to the Staff’s comment, the Registrant will consider supplementing this disclosure in connection with the Fund’s next annual update.

9.

Payments to Broker-Dealers and Other Financial Intermediaries:   Please confirm if the Funds will be sold through an insured depository institution. If so, please include disclosure required by Item 4(b)(1)(iii) of Form N-1A.

Response:  The Registrant will consider adding the disclosure specified by Item 4(b)(1)(iii) of Form N-1A in connection with the Funds’ next annual update.

10.	Principal Risks: For each Fund that may invest in derivatives, please ensure the derivatives-related disclosure is focused on those types of derivatives in which the Fund will invest.

Response:    The Registrant will consider revising the “Derivatives” risk factor for Transamerica Inflation Opportunities in connection with the Fund’s annual update.

11.

Principal Risks:    Please confirm that if a Fund will be investing in swaps, the Fund will comply with the asset segregation approach outlined in SEC Release IC-10666, (April 18, 1979). Additionally, please also confirm that if a Fund will be the seller of credit-default swaps it will segregate the full notional value of its payment obligation to cover its obligations.

Response:  The Registrant so confirms.

12.

Fees and Expenses – Annual Fund Operating Expenses:    The Staff notes that certain Funds have a line item for “Dividend, interest and borrowing expense on securities sold short.” For such Funds, please consider adding disclosure relating to short sales to the Funds’ Principal Investment Strategies and Principal Risks sections, or supplementally explain why such disclosure should not be included.

Response:  The Registrant notes that the “Dividend, interest and borrowing expense on securities sold short” line item has been removed from each Fund’s fee table.

13.

Principal Risks:  Please revise “Exchange Traded Funds” principal risk factor to include the following other risk factors: 1) the absence of a public market, 2) potential trading halts, and 3) the risks related to authorized participants.

Response:    In response to the Staff’s comment, the Registrant will consider supplementing this risk factor for Transamerica Small Cap Value in connection with the Fund’s annual update.

14.

Principal Risks:  Please consider revising the “Market Risk” risk factor for brevity. The Staff notes that the more detailed disclosure could be moved to the section titled “More on Risks of Investing in the Fund” under Item 9 of Form N-1A.

Response:  The Registrant believes the risk factor is appropriate and respectfully declines to make the suggested revision.

15.	Performance: Please consider supplementing the following disclosure in order to clarify the reference to “any limitation:”

  “Absent any limitation of the fund’s expenses, total returns would be lower.”

Response:  The Registrant will consider clarifying the sentence in question in connection with the Funds’ next annual update.

16.	Performance: Please include year to date returns as of the most recent calendar quarter end with the bar chart for each Fund pursuant to Item 4(b)(2)(ii) of N-1A.

Response:  The Registrant has added year-to-date returns for each Fund as of June 30, 2016.

17.

Performance:  The Staff notes that certain Funds’ performance disclosures state that the performance table contains a secondary index when the table only has one index. Please revise the performance disclosure to reflect the number of indexes.

Response:  The Registrant has made revisions consistent with the Staff’s comment.

18.

Principal Investment Strategies:   For each Fund with “Active Trading” risk, please revise disclosure to reflect that “Active Trading” is a principal investment strategy of the Fund. If “Active Trading” is not a principal investment strategy, please remove “Active Trading” from the “Principal Risk” section.

Response:  The Registrant will consider supplementing the principal investment strategy section for Transamerica Mid Cap Value Opportunities and Transamerica Small Cap Growth in connection with the Fund’s annual update.

19.

Principal Risks/More on Risks of Investing in the Funds:  Please confirm that the More on Principal Risks section only describes principal risks. If so, please make sure that each principal risk appears in one or more summary prospectuses. Alternatively, if non-principal risks are included, describe them as such and put them in a separate section.

Response:  The Registrant confirms that the “More on Principal Risks” sub-section of the “More on Risks of Investing in the Funds” section of the prospectus includes only principal risks appearing in the Funds’ Item 4 risks. It is noted that the “More on Certain Additional Risks” sub-section of the “More on Risks of Investing in the Funds” section provides risk information in addition to the principal risks.

20.

Principal Investment Strategies: For any of the Funds that will invest in asset-backed or mortgage-backed securities, please explain supplementally the percentage of each Fund, as applicable, will invest in entities that rely on Section 3(c)(1) or 3(c)(7) exceptions, such as collateralized loan obligations, collateralized debt obligations or non-agency residential mortgage-backed securities.

Response: The Registrant is working to determine these percentages and will provide a response to the Staff’s comment in a separate EDGAR correspondence filing.

21.

Principal Risks/More on each Fund’s Strategies and Investments:  For Funds that may invest in bank loans, please revise the disclosure in the More on each Fund’s Strategies and Investments section to explain how the Fund intends to meet short term liquidity needs due to the lengthy settlement period associated with bank loans. Additionally, please consider adding disclosure to the Principal Risks section indicating the following: 1) the lengthy settlement period may force the Fund to incur losses in order to pay redemption proceeds on time, and 2) bank loans may not be securities and therefore may not be subject to the protections afforded by the federal securities laws.

Response:  The Registrant notes that none of the Funds invest in bank loans.

22.

Principal Investment Strategies:  Please confirm that the each Fund’s respective benchmark index meets the criteria to be considered an “appropriate broad-based securities market index” as defined in Instruction 5 to Item 22(b)(7) of Form N-1A.

Response:    The Registrant believes that each Fund’s respective benchmark index meets the requirements of Item 27(b)(7) of Form N-1A.

23.

Principal Investment Strategies: Please clarify the amount each Fund, as applicable, will invest in securities regulated by Section 3(c)(1) or 3(c)(7) including, but not limited to, collateralized loan obligations, collateralized debt obligations or non-agency residential mortgage-backed securities. If the Fund invests, or plans on investing, more than 15% of its net assets in these securities, please explain in detail how the Fund’s Board of Trustees determined that such holdings are liquid (i.e., securities that can be disposed of within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the instrument). Please include general market data on the types of investments and data on the liquidity of such instruments that the Fund invests in, or plans on investing in, including information about:

a.	The existence of an active market for the asset, including the number, diversity, and quality of market participants;
b.	the frequency of trades or quotes for the asset and average daily trading volume of the asset;
c.	the volatility of trading prices for the asset;
d.	bid-ask spreads for the asset;
e.	restrictions on trading of the asset and limitations on transfer of the asset;
f.

the size of the Fund’s position in the asset relative to the asset’s average daily trading volume and, as applicable, the number of units of the asset outstanding; The availability of, and Fund adviser’s access to, information on underlying loans or other assets held by collateralized loan obligations, collateralized debt obligations and borrowers; and how the Fund will be able to appropriately value these instruments on a daily basis; and

g.

volume and, as applicable, the number of units of the asset outstanding; The availability of, and fund adviser’s access to, information on underlying loans or other assets held by CLOs and CDOs and borrowers; and

h.	how the fund will be able to appropriately value these instruments on a daily basis.

Response:  Please see the response to Comment 20.

24.

More on Each Fund’s Strategies and Investments:  Please revise disclosure to clarify that when taking temporary defensive positions under adverse or unstable market, economic or political conditions, such a strategy may be inconsistent with each Fund’s Investment Objective and Principal Investment Strategies in these situations.

Response: The Registrant notes the following disclosure is included in the “More on Each Fund’s Strategies and Investment” with respect to each Fund potentially taking temporary defensive positions: “Although the fund would do this only in seeking to avoid losses, the fund may be unable to pursue its investment objective during that time, and it could reduce the benefit from any upswing in the market.” The Registrant believes this language adequately addresses the Staff’s comment.

25.

Shareholder Information:    Please disclose, if accurate, that the Registrant’s exemptive order includes relief from aggregate fee disclosure as required from Item 10(a)(1)(ii). If the Registrant is unable to make such a representation, please state the sub-advisory fee as a percentage of net assets, including any breakpoints, as required in Item 10(a)(1)(ii) of Form N-1A. Additionally, please include the compensation and dates of service for any sub-advisers that were terminated over the past fiscal year in accordance with Instruction 1 to Item 10(a)(1)(ii) of Form N-1A.

Response:  The Registrant’s exemptive order does not include relief from Item 10(a)(1)(ii) of Form N-1A. With respect to Item 10(a)(1)(ii), the Registrant believes that the current disclosure is responsive. Instruction 3 to Item 10(a)(1)(ii) states that “[i]f a Fund has more than one investment adviser, disclose the aggregate fee paid to all of the advisers, rather than the fees paid to each adviser, in response to this Item.” The disclosure in the prospectus represents the aggregate advisory fees paid by each Fund during the fiscal year ended October 31, 2015. Also, as disclosed in the “Performance” section of the prospectus, Transamerica Small Cap Value underwent a change in sub-adviser during its last fiscal year. As disclosed in the “Shareholder Information - Advisory Fee Changes During the Fiscal Year” section of the prospectus, there was a reduction in the manager’s then advisory fee schedule in connection with this sub-adviser change, and the impact of such reduction is reflected in the aggregate advisory fee paid by the Fund as disclosed.

26.

Prior Performance for Similar Accounts:  The Staff requests that the Registrant delete the Prior Performance for Similar Accounts section in its entirety as none of the funds included in the Amendment are new funds, and as such, each fund already contains performance information. The Staff notes there will be additional comments on this section should the Registrant wish to keep the disclosure.

Response:  The Registrant has removed this section from the Funds’ prospectus.

General SAI Comments

27.

General Description of the Trust and the Funds:  Please confirm that the Principal Investment Strategies and Principal Risks of each fund listed as “non-diversified” include specific disclosure relating to the diversification status of those Funds.

Response: The Registrant so confirms.

28.

Additional Information about Fundamental Investment Policies: Please revise the following disclosure related to cash equivalents: “Under the policy, Transamerica Government Money Market may invest without limitation in obligations issued by banks.” The Staff notes that this exclusion is inconsistent with Rule 2a-7 as it relates to government money market funds.

Response: The Registrant has deleted the sentence in question in response to the Staff’s comment.

29.

Additional Information about Fundamental Investment Policies:  Please revise the narrative disclosure on concentration to clarify that the Funds cannot invest “without limit” in the following: municipal securities without taking into account the industry in which the municipality invests; securities of foreign governments; and issuers domiciled in a single jurisdiction or country.

Response:  The Registrant has not made the requested change regarding municipal securities. The Registrant is unaware of any form Staff position or any requirement under the 1940 Act, the rules promulgated thereunder or Form N-1A that requires this change. The Registrant is also unaware of any support for this change in the views of the Staff with respect to industry concentration as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977).

The Registrant also has not made the requested change concerning the securities of foreign governments. The Registrant is not aware of any formal Staff position or other regulatory requirement that states foreign governments are considered an industry for purposes of concentration. The Registrant also notes that the former Guide 19 to Form N-1A, “Concentration of Investments in Particular Industries,” specifically excludes governments or political subdivisions from Section 8(b)(1) under the 1940 Act: “Further, the statement of policy required by section 8(b)(1) as to concentration is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.”

In addition, as to issuers domiciled in a single jurisdiction or country, the Registrant is unaware of any formal Staff position or other regulatory requirement that such issuers must be considered members of the same industry for purposes of a fundamental policy relating to concentration.

Finally, the Registrant notes that its treatment of municipal securities, foreign governments and issuers domiciled in a single jurisdiction or country is consistent with the fundamental policies of other funds currently in operation.

30.

Sub-Advisory Fees: Unless the Registrant’s exemptive order includes aggregate fee disclosure, please add aggregate compensation paid to each sub-adviser for the past three years or for the length of the sub-adviser’s service, and the method of calculating such compensation. Describe any fee waiver contracts between TAM and any sub-adviser.

Response:  The Registrant notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the sub-advisory fees are paid by the manager, and not the Funds, the Registrant respectfully declines to make any changes in response to this comment.

31.

Exhibits:    Please confirm all current sub-advisory agreements are filed as an exhibit on the Registrant’s next post-effective amendment to the Registration Statement, or are incorporated by reference into that filing.

Response:  The Registrant confirms that all current sub-advisory agreements will be filed as an exhibit or incorporated by reference into the next post-effective amendment to the Registration Statement.

32.	Transfer Agent: Please confirm if the transfer agent fees are per account. If so, please revise the disclosure regarding transfer agent fees to clarify that the fees are per account.

Response: The Registrant has made updates consistent with the Staff comment.

33.

Appendix B – Portfolio Managers:  For all sub-advisers whose portfolio manager compensation is linked to performance, please consider adding disclosure related to those sub-advisers’ compensation to portfolio managers to include the qualitative and quantitative methods applied in measuring the individual performance of portfolio managers, and whether performance is measured pre-tax or post-tax, and over what period. If performance is measured against a benchmark, please identify the benchmark. The Staff notes this disclosure can be found for certain sub-advisers, but is omitted for others.

Response: The Registrant will consider making this revision in connection with the Funds’ next annual update.

Additional Prospectus Comments

34.	Choosing a Share Class: For the Class R6 prospectus, please clarify that the Funds only intend to offer R6 Class shares. If so, please remove all references to other share classes.

Response:   The Registrant confirms the Funds will only offer Class R6 shares in the reviewed prospectus and, where appropriate, will remove references to other share classes.

35.

Selling Shares:  Please revise “Shares will normally be redeemed for cash, although the fund retains the right to redeem its shares in kind.” to clarify that in-kind redemptions are subject to market risks and brokerage transaction fees. Additionally, please clarify if any illiquid securities can be utilized to meet in-kind redemptions.

Response:  The Registrant will consider supplementing the disclosure in question in connection with the Funds’ next annual update.

36.

Exchanging Shares:  Please consider adding disclose noting that an exchange is a taxable event with an explanation as to why this is the case. The Staff notes this information could be useful to shareholders.

Response:  The Registrant will consider supplementing the disclosure in question in connection with the Funds’ next annual update.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (720) 482-1574 with any questions.

Very truly yours,

/s/ Tané T. Tyler
Tané T. Tyler
Vice President, Assistant General Counsel,
Chief Legal Officer and Secretary
Transamerica Asset Management, Inc.